October 9,
2018

Yan Li
Chief Executive Officer
Niu Technologies
No. 10 Wangjing Street, Building A, 11/F, Chaoyang District
Bejing 100102
People's Republic of China

        Re: Niu Technologies
            Registration Statement on Form F-1
            Filed September 24, 2018
            File No. 333-227497

Dear Mr. Li:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1

Risk Factors
ADS holders may not be entitled to a jury trial . . ., page 56

1. Please reconcile your disclosure here that federal or state courts in the City of New York have exclusive jurisdiction over claims arising under the deposit agreement with section
       7.6 of the Form of Deposit Agreement, which references "non-exclusive jurisdiction of such courts."
 Yan Li
Niu Technologies
October 9, 2018
Page 2
Description of American Depositary Shares
Limitations on Obligations and Liabilities, page 186

2. Refer to the second bullet point at the top of page 187. Please clarify that no disclaimer of any Securities Act or Exchange Act liability is intended by any provision of the deposit agreement. In this regard, we note section 7.8(b) of the Form of Deposit Agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Gilmore at 202-551-3777 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                             Sincerely,
FirstName LastNameYan Li
                                                             Division of
Corporation Finance
Comapany NameNiu Technologies
                                                             Office of
Transportation and Leisure
October 9, 2018 Page 2
cc:       Julie Gao
FirstName LastName